Exhibit 99.1

NEWS

Starfield Resources Provides Update On
Hydrometallurgical Testing

Toronto, Ontario - November 11, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced successful results from an independent assessment of its hydrometallurgical process that is being developed to treat massive sulphide ore, including that from the Company’s Ferguson Lake project, in an environmentally friendly and energy efficient manner.

Earlier in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests.  These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant.  The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos.  The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

This work will be used for the next steps in the development of the process, which will lead to a pilot plant design and proof of process.

“We were very pleased to have our previous work verified, so that we can advance to the next step in the development process,” said André Douchane, President and CEO.  “First, we must perform the oxidation and hydrolysis processes in continuous mode within commercially viable parameters.  The next step would be to obtain sufficient funding to proceed with development, and we estimate the pilot plant will cost approximately $2.5 million.  As with other projects this year, we have slowed development due to funding constraints.  The speed at which we move ahead with this process is dependent on our ability to obtain funding.”

The hydrometallurgy process is being developed to treat metallic sulfide ores in an environmentally friendly way, and to utilize as much of the mineral as possible to produce usable products.  Currently, the process intends to use the sulfur to produce electrical power and sulfuric acid, and liberate up to 95% of the contained metals while producing very little waste.  While this process is being developed to treat the Ferguson Lake resource, it is also very applicable to any sulfide ore with high sulfur content.

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130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. The Company’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Starfield has funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides on the property.

Starfield also holds the Stillwater nickel-copper-cobalt-PGE-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

About McGill University
McGill University, founded in Montreal, Quebec in 1821, is Canada’s leading post-secondary institution.  It has two campuses, 11 faculties, 10 professional schools, 300 programs of study and more than 34,000 students.  McGill attracts students from more than 160 countries around the world.  Almost half of McGill students claim a first language other than English - including 6,000 francophones - with more than 6,400 international students making up almost 20% of the student body.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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